UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

GENENCOR INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

DANISCO A/S
DANISCO HOLDING USA INC.
DH SUBSIDIARY INC.
A/S PSE 38 NR. 2024

(Name of Filing Persons (Offeror, Affiliates of Offeror))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

368709101

(CUSIP Number)

Jørgen Rosenlund
Group General Counsel, Vice President
Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
011-45-3-266-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

copy to:

Robert A. McTamaney, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$672,563,604	$79,572

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of the 34,938,369 outstanding shares of common stock of Genencor International, Inc. not owned of record by Danisco A/S or its subsidiaries at the tender offer price of $19.25 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,572	Filing Parties:	Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 Nr. 2024
Form or Registration No.	SC TO	Date Filed:	February 15, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment Number 2 ("Amendment No. 2") amends and supplements (a) the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 15, 2005 by Danisco A/S ("Danisco"), Danisco Holding USA Inc., DH Subsidiary Inc. ("Buyer") and A/S PSE 38 Nr. 2024 and (b) the Statement on Schedule 13D filed by Danisco on February 7, 2005 as a result of the Stock Purchase Agreement, dated January 27, 2005, among Danisco, Buyer, Eastman Chemical Company and Eastman Chemical Company Investments, Inc. The Schedule TO relates to an offer by Buyer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Genencor International, Inc., a Delaware corporation (the "Issuer"), at a purchase price of $19.25 per Share, net to the seller in cash, without interest thereon. The offer is subject to the terms and conditions set forth in the Offer to Purchase dated February 15, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, an in the Supplement dated March 9, 2005 (the "Supplement"), a copy of which was filed as Exhibit (a)(1)(xiv) to Amendment No. 1 to the Schedule TO.

This Amendment No. 2 is being filed on behalf of Buyer, Danisco, Danisco Holding USA Inc., and A/S PSE 38 nr. 2024. Capitalized terms used in this Amendment No. 2 and not defined herein have the meanings given thereto in the Offer to Purchase.

ITEM 7	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

The first paragraph in the Offer to Purchase under the heading "The Tender Offer — Source and Amount of Funds" is amended and restated as follows:

The total amount of funds required to purchase the 25 million Shares and 485 shares of Series A Preferred Stock from Eastman under the Stock Purchase Agreement, and to purchase all of the outstanding Shares (other than those already owned directly or indirectly by Danisco or to be obtained from Eastman under the Stock Purchase Agreement) pursuant to the Offer, consummate the Merger and to pay related fees and expenses will be approximately $618.8 million. See "The Tender Offer — Fees and Expenses."

The second paragraph in the Offer to Purchase under the heading "The Tender Offer — Source and Amount of Funds," as amended by the Supplement, is further amended by adding the following as the second sentence thereof:

Danisco will provide such funds from its working capital and from a credit facility with Danske Bank.

ITEM 12	EXHIBITS.

(a)(1)(xv)	Press Release, dated March 17, 2005.

ITEM 13	INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 10	Source and Amount of Funds and Other Consideration

See Item 7 above.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DANISCO A/S
By:	/s/ Alf Duch Pedersen
	Name:	Alf Duch-Pedersen
	Title:	Chief Executive Officer
By:	/s/ Søren Bjerre-Nielsen
	Name:	Søren Bjerre-Nielsen
	Title:	Chief Executive Vice President, Chief Financial Officer
DANISCO HOLDING USA INC.
By:	/s/ Jørgen Rosenlund
	Name:	Jørgen Rosenlund
	Title:	Vice President/Group General Counsel
DH SUBSIDIARY INC.
By:	/s/ Jørgen Rosenlund
	Name:	Jørgen Rosenlund
	Title:	Vice President/Group General Counsel
A/S PSE 38 NR. 2024
By:	/s/ Alf Duch-Pedersen
	Name:	Alf Duch-Pedersen
	Title:	Chief Executive Officer
By:	/s/ Søren Bjerre-Nielsen
	Name:	Søren Bjerre-Nielsen
	Title:	Chief Executive Vice President, Chief Financial Officer

Date: March 17, 2005

INDEX TO EXHIBITS

Exhibit	Description
(a)(1)(xv)	Press Release, dated March 17, 2005.